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EXHIBIT 99.1

ASX ANNOUNCEMENT

(ASX: NVX)

21 December 2022

NOVONIX Provides Update on Scaling U.S. Production of Synthetic Graphite Anode Materials

KORE Power securing financing for lithium-ion battery cell production gigafactory represents milestone for NOVONIX to begin delivery of material in 2024

NOVONIX on track to begin delivery rate of 3,000 tonnes per annum (tpa) of high-performance synthetic graphite to KORE Power in 2024

NOVONIX Limited (NASDAQ: NVX, ASX: NVX, OTCQX: NVNXF) (“NOVONIX” or “the Company”), a leading battery materials and technology company, today announced an update on its plans to scale its U.S. production of high-performance synthetic graphite anode materials following the recent announcement that KORE Power, Inc. (“KORE”) closed its initial US$75 million of an anticipated total US$150 million in funding.

On January 31, 2022, NOVONIX signed an agreement to be the exclusive supplier of graphite anode material to KORE as part of a strategic partnership to advance the lithium-ion battery supply chain in North America. On November 30, 2022, KORE announced it closed the initial US$75 million of strategic financing from Siemens Financial Services and other strategic investors to support the construction of its KOREPlex facility in Phoenix, Arizona, which will begin commercial production in the fourth quarter of 2024. NOVONIX is expanding production of the Company’s Riverside facility in Chattanooga, TN to a target of 10,000 tpa output at full operation to support KORE’s requirement. This will begin at a rate of approximately 3,000 tpa in 2024 and ramp to approximately 12,000 tpa in 2028, to match KORE’s required volume.

On October 19, 2022, NOVONIX announced that it was selected for a US$150 million grant from the U.S. Department of Energy (DOE), through the Bipartisan Infrastructure Law funding, to expand its production of synthetic graphite anode materials. The Company plans to begin construction of a new production facility in 2023, while continuing to expand the production output of Riverside. NOVONIX plans to adjust the previous production output targets of Riverside from 10,000 tpa in 2023 to now match the KORE supply agreement volumes and any subsequent volumes from supply agreements the Company may enter. Equipment installation continues at Riverside as NOVONIX’s proprietary Generation 3 graphitization furnaces are being optimized ahead of the start of production to support KORE’s required volume.

“I am excited to begin delivery of our high-performance synthetic graphite from our Riverside facility to KORE in 2024, our first significant volume offtake,” said Chris Burns, Co-Founder and CEO of NOVONIX. “We are pleased with the progress at our Riverside facility as we start to bring production online to support mass production qualification with KORE and other customers.”

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

“As we commence our production ramp schedule for Riverside, we plan to begin construction of our next production facility in the first half of 2023 to bring an additional 30,000 tonnes of annual production,” Dr. Burns continued. “We are one of the only companies scaling production of battery-grade graphite in North America, and we are confident in our position to meet growing battery demand for the electric vehicle and energy storage sectors.”

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company with operations in both Canada and the United States. NOVONIX provides advanced, high-performance materials, equipment, and services for the global lithium-ion battery industry with sales in 14 countries. We develop materials and technologies to support longer-life and lower-cost batteries that are powering us towards a cleaner energy future.

Our NOVONIX Battery Technology Solutions division, based in Halifax, Nova Scotia, Canada, focuses on innovative battery research and development, along with providing advanced battery testing equipment and services on a global scale.

Our NOVONIX Anode Materials division, located in Chattanooga, Tennessee, USA, manufactures our synthetic graphite anode materials used to make lithium-ion batteries which power electric vehicles, personal electronics, medical devices, and energy storage units. To address the growing industry demand, we are working to increase the production capacity of our Riverside facility to 10,000 metric tons of synthetic graphite per annum (tpa), plan to add an incremental 30,000 tpa by 2025 and reach 150,000 tpa of total production by 2030.

To learn more about NOVONIX visit us on LinkedIn, Twitter, or www.novonixgroup.com

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Chantal Theoret, media@novonixgroup.com (media)

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA